PARTNERS

JOHN ADEBIYI ♦

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ♦*

G.S. PAUL MITCHARD QC ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

ALEC P. TRACY *

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

WILL H. CAI (CALIFORNIA)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

RORY MCALPINE (ENGLAND & WALES)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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June 20, 2014

Via Edgar

Mark P. Shuman, Legal Branch Chief

Matthew Crispino, Staff Attorney

Patrick Gilmore, Accounting Branch Chief

Joyce Sweeney, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U. S. A.

Re:                             Xunlei Limited (CIK No. 0001510593)
Response to the Staff’s Comment Letter Dated June 18, 2014

Dear Mr. Shuman, Mr. Crispino, Mr. Gilmore and Ms. Sweeney:

On behalf of our client, Xunlei Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 18, 2014. Concurrently with the submission of this letter, the Company is filing amended Registration Statement on Form F-1 (the “Amended Registration Statement”), and certain exhibits via EDGAR.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references to the Amended Registration Statement where the language addressing a particular comment appears.  Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

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Summary consolidated financial data, page 12

1.                                      In light of your disclosure on page 11 that the high end of the estimated pricing range is below the prevailing conversion prices for your series C, D, and E preferred shares resulting in an anticipated adjustment to the conversion prices, describe for us the basis for including the adjusted Article 11 pro forma net loss in your summary and selected financial data presentations as well as pro forma presentation on pages P-17 and P-18.

The Company respectfully advises the Staff that in light of the Staff’s comment, the Company has revised its pro forma earnings per share information on pages F-64 and F-114 as well as adjusted Article 11 pro forma financial information on P-17 and P-18 to reflect impact that the IPO price would have on the conversion prices based on an assumed IPO price of US$2.00 per share (US$10.00 per ADS).  Corresponding information on pages 13 to 15 and pages 85 to 87 have been revised accordingly.

The pro forma earnings per share information on pages F-64 and F-114 reflected all transactions up to the respective balance sheet dates, as well as the effect of the automatic conversion of all preferred shares into common shares based on the applicable conversion prices upon the completion of this offering, taking into account the triggering of the anti-dilution clause for the preferred shares of this offering at an assumed initial public offering price of US$2.00 per share (US$10.00 per ADS), which is below the anti-dilution triggering price.

The adjusted Article 11 pro forma earnings per share information on pages P-16 and P-17 reflected all transactions up to the respective balance sheet dates, as well as the effect of: (1) the issuance of Series E preferred shares in March 2014 (for the adjusted Article 11 pro forma earnings per share for the year ended December 31, 2013) and April 2014 (for the adjusted Article 11 pro forma earnings per share for the year ended December 31, 2013 and the three months ended March 31, 2014), (2) the repurchase transactions occurred in April 2014, and (3) the automatic conversion of all preferred shares into common shares based on the applicable conversion prices upon the completion of this offering, taking into account the triggering of the anti-dilution clause for the preferred shares of this offering at an assumed initial public offering price of US$2.00 per share (US$10.00 per ADS), which is below the anti-dilution triggering price.

2.                                      Please revise footnote (2) on pages 14 and 86 to provide supporting calculations for Net (loss)/income attributable to holders of common shares of Xunlei Limited per ADS and Pro forma as adjusted earnings per ADS.

The Company noted the Staff’s comments and revised footnote (2) on pages 14 and 86 accordingly.

3.                                      Please revise your presentation to include the pro forma as adjusted net (loss)/income attributable to Xunlei Limited’s common shareholders considering the anticipated anti-dilution clause triggered upon the offering appears to impact net (loss)/income.

The Company noted the Staff’s comments and as explained in the Company’s reply to comment no. 1 above, the Company has revised its adjusted Article 11 pro forma earnings presentation to take into account the effect of the anticipated anti-dilution clause triggered upon the offering based on an assumed IPO price of US$10.00 per ADS. Accordingly, the Company has removed the presentation of pro forma as adjusted net (loss)/income and per share information entirely from pages 14 and 86.

4.                                      Please revise footnote (5) on pages 15 and 86 to provide supporting calculations for the adjustment for the triggering of the anti-dilution clause for the series C, D, and E preferred shares as a result of this offering.  Provide similar disclosure in your pro forma condensed financial information starting on page P-1.

As explained in the Company’s reply to comment no. 3 above, the Company has removed the presentation of pro forma as adjusted net (loss)/income and per share information entirely, including footnote (5), from pages 14 and 86.  In addition, the Company has revised its disclosure in the pro forma condensed financial information starting on page P-1.

Management’s discussion and analysis of financial condition and results of operations

Description of certain statement of operations items

Subscriptions, page 91

4.                                      We note your response to prior comment two.  Please revise the risk factor that begins on page 47 to provide further details regarding the actions taken during your internal compliance investigation so that investors may better evaluate the significance of the risk that removal of prohibited content from your platform may harm your results of operations. For example, discuss the amount of content removed and the approximate date it was removed. Also, please address the possible impact of the removal of the prohibited content on your results of operations as a known uncertainty in your Management’s Discussion or tell us why this is not required.

In response to the Staff’s comments, the Company has provided further details regarding the actions taken during its internal compliance investigation on page 48 of the Amended Registration Statement and discussed the possible impact of the removal of the prohibited content on the Company’s results of operations as a known uncertainty in the Management’s Discussion on page 91 of the Amended Registration Statement.

Description of American Depositary Shares

How do you vote, page 212

5.                                      Please revise your disclosure to clarify how many days’ notice you will provide the depositary of an upcoming meeting.  Additionally, please make clear the circumstances where you would not instruct the depositary to notify ADS holders of shareholders’ meetings or where the depositary may itself determine not to notify ADS holders.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 213 of the Amended Registration Statement.  The Company respectfully advises the Staff that pursuant to the deposit agreement there are no circumstances where the Company would not instruct the depositary to notify ADSs holders of shareholders’ meetings or where the depositary may itself determine not to notify ADS holders. In response to the Staff’s comment, the Company has inserted the referenced disclosure on page 212 of the Amended Registration Statement.

Pre-release of ADSs, page 216

6.                                      We note your disclosure that the depositary has full discretion on how and to what extent it may disregard the 30% limit for the amount of ADSs that may be outstanding at any time as a result of pre-release. Please include related risk factors, if any, as necessary.

The Company respectfully advises the Staff that the Company’s depositary informed the Company that the pre-release provisions in its deposit agreement are standard and the customary cautious language regarding possible tax effect of pre-release has already been included in the “Taxation—United States federal income tax considerations—General” section on pages 222 and 223 of the Amended Registration Statement. Furthermore, the depositary has agreed to enter into a pre-release agreement with the Company pursuant to which the depositary agrees that, without the prior consent of the Company, the depositary will not pre-release the ADSs or permit any pre-release to remain outstanding at any time, except pursuant to certain agreements, covenants, representations or warranties. The form of such pre-release agreement was filed as Exhibit 2 to the ADS registration statement on Form F-6 filed with the Commission on June 12, 2014.  Therefore, the Company does not believe that additional risk factors are needed in connection with the depositary’s discretion in connection with the pre-release.

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If you have any questions regarding this letter or the Amended Registration Statement, please do not hesitate to contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Sean Shenglong Zou, Chief Executive Officer, Xunlei Limited

Tom Wu, Chief Financial Officer, Xunlei Limited

Kitty Cheung, Partner, PricewaterhouseCoopers

Wilson Chow, Partner, PricewaterhouseCoopers

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP